November 16, 2012

Mr. Dominic Minore

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549

Re:	Response to Staff Comments on RiverNorth Funds (“Registrant”) Post-Effective Amendment No. 17 (333-136185; 811-21934)

Mr. Minore:

Included below is a summary of the comments you provided to Marc Collins via telephone on Monday October 22, 2012 related to Post-Effective Amendment No. 17 filed by the Registrant on September 6, 2012 to establish the RiverNorth/Oaktree High Income Fund (the “Fund”). Each comment is followed by the Registrant’s response. It is anticipated that the Registrant will file Post-Effective Amendment No. 20 pursuant to Rule 485(b) under the Securities Act of 1933 to incorporate changes made in response to your comments and provide previously omitted exhibits in Part C. The Registrant will designate the automatic effective date of Post-Effective Amendment No. 17 as the effective date of Post-Effective Amendment No. 20.

PROSPECTUS

Comment 1 – In the Summary Section of the Prospectus, under the heading Investment Objective, you requested that the Registrant reconcile the Fund’s objective of long-term capital appreciation with the disclosure in the Principal Risks section of the Prospectus that the Fund may engage in active trading and may, as a result, have high portfolio turnover.

Response 1 – As disclosed in the Prospectus, the Fund is a combination of three distinct investment strategies. The Fund will be tactically managed, allowing the Fund’s investment adviser to allocate assets between the three strategies as market conditions dictate. While the Fund’s overall objective is to achieve long-term capital appreciation, one or more of the strategies may involve active trading at times, and may generate high portfolio turnover.

Comment 2 – You requested that the Registrant file as an exhibit to the Registrant’s next post-effective amendment the Expense Limitation Agreement referenced in footnote 3 to the Fee Table.

Response 2 – A copy of the Expense Limitation Agreement between the Registrant and RiverNorth Capital Management, LLC will be included in the Registrant’s post-effective amendment 20, to be filed on or before the effective date of the Fund. It should be noted that current estimates are that the Fund will have operating expenses under the limit established in the Expense Limitation Agreement. Accordingly, the lines in the Fee Table detailing the Fee Waiver and/or Reimbursement and Total Annual Fund Operating Expenses After Fee Waiver and or Reimbursement have been deleted, but a footnote providing the details of the Expense Limitation Agreement has been retained below the Fee Table.

Comment 3 – In the Summary Prospectus, under the heading Fees and Expenses of the Fund, in footnote 3 to the Fee Table, you requested that the Registrant add into the Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement line, any expenses that are outside of the Expense Limitation Agreement. This would include specifically any associated borrowing cost, interest on securities sold short and any extraordinary expenses.

Response 3 – In assessing the fees disclosed in the Fee Table, the Registrant has determined that there are no expenses not covered by the Expense Limitation Agreement which are not included in the Fee Table (for example, Acquired Fund Fees and Expenses) or required to be disclosed elsewhere in the registration statement pursuant to Form N-1A (for example, brokerage expenses required to be disclosed pursuant to Item 21 of Form N-1A).

Comment 4 – Under the heading Principal Investment Strategies, you requested the Registrant include the term “junk bonds” when first referencing below investment grade fixed income securities.

Response 4 – The requested change has been made.

Comment 5 – Under the heading Principal Investment Strategies, and more specifically under the sub-heading Senior Loan Strategy, you requested that the Registrant describe in detail the interest paying characteristics of the loans in which the Fund may invest. You requested that the Registrant disclose whether the Fund would invest in loans that provide for payment-in-kind interest payments, variable rates of interest or fixed rates of interest and the risks appurtenant to each.

Response 5 – The Fund will primarily invest in loans with variable rates of interest, though it is expected that a small portion of the loan portfolio will include fixed-interest loans or bonds. The disclosure has been revised accordingly. The Fund will not invest in loans with payment-in-kind interest.

Comment 6 – in the Principal Investment Strategies section and more specifically under the sub-heading Tactical Closed-End Fund Strategy you requested that the Registrant disclose that the underlying funds in which the Fund will invest will, if included in the 80% name test under Rule 35d-1 of the Investment Company Act, invest principally in fixed income securities.

Response 6 – After discussion with the Fund’s portfolio management team, a revision to the second paragraph of the Principal Investment Strategies section to indicate for inclusion in the 80% asset test, shares of closed-end funds, exchange traded funds and other investment companies will only count if such funds invest principally in fixed income securities.

Comment 7 – In the Summary Prospectus, in the section entitled Principal Investment Strategies, and in the disclosures required by Item, 9 of Form N-1A under the heading Additional Information About the Fund’s Principal Strategies and Related Risks under the subheading Principal Investment Strategies, in the second paragraph of both sections, you requested the Registrant reconcile the Fund’s investment objective of long term capital appreciation with the sentence which states “The Fund may also be actively managed resulting in a larger portion of any net gains in the Fund being realized as short-term capital gains.”

Response 7 – Please see the response to Comment 1 above. The Registrant has made revisions to the sections noting that “a portion of the Fund’s asset” may be actively traded, rather than stating the Fund as a whole will be actively traded.

Comment 8 – In the Summary Prospectus, in the section entitled Principal Investment Strategies, under the subheading Tactical Closed-End Fund Strategy and in the disclosures required by Item 9 of Form N-1A, under the heading Additional Information About the Fund’s Principal Strategies and Related Risks, under the subheading Tactical Closed-End Fund Strategy you requested the Registrant consider whether additional risk disclosures are necessary given the fact the sections discuss investment in common stock, preferred stock, convertible securities and warrants, bonds, notes and debentures.

Response 8 – The Registrant has added the following Equity Risk disclosure in the Summary Prospectus and in the disclosures required by Item 9 of Form N-1A, under the heading Additional Information About the Fund’s Principal Strategies and Related Risk:

Equity Risk. To the extent the Fund invests in common stocks, preferred stocks, convertible securities, rights and warrants, it will be exposed to equity risk. Equity markets may experience volatility and the value of equity securities may move in opposite directions from each other and from other equity markets generally. Preferred stocks often behave more like fixed income securities. If interest rates rise, the value of preferred stocks having a fixed dividend rate tends to fall. The value of convertible securities fluctuates with the value of the underlying stock. Convertible stocks can also fluctuate based on the issuer’s credit rating or creditworthiness and may be subject to call or redemption by the issuer. Rights and warrants do not necessarily move in parallel with the price of the underlying stock and the market for rights and warrants may be limited. Rights wand warrants have not voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Comment 9 – Regarding the references to the Fund’s investment in swaps, you requested the Registrant provide the staff with details regarding the nature of the swap agreements, including the settlement requirements, counter-party risk assessment and whether the swap will be used for speculative or hedging purposes. You further requested that the Registrant consider the issues presented by the Securities and Exchange Commission in its letter dated July 30, 2010 to the Investment Company Institute regarding the use of derivatives and address any matters covered by the letter in the Registrant’s response letter. Lastly, you requested the Registrant provide to the staff an analysis of why the total return swap does not constitute a senior security under section 18 of the Investment Company Act of 1940.

Response 9 – With regard to the comment regarding segregation requirements, because the total return swap does not involve the possibility of leverage, no senior security is created. The notional amount of the total return swap is limited to the Fund’s uninvested cash. The cash is held at the Fund’s custodian and, because the value of the swap is calculated on a daily basis, there is no opportunity to leverage the

Fund’s cash. Settlement of the swap agreement occurs when the liability of either party reaches $250,000 or at the end of each month. Accordingly, the Registrant is of the opinion that no senior security is created and therefore no segregation is required. Registrant also asserts that the issues addressed in the Securities and Exchange Commission’s letter to the Investment Company Institute on July 30, 2010 have been addressed in the revised disclosures.

Comment 10 – In the Summary Prospectus, in the section entitled Principal Investment Strategies, under the subheading High Yield Bond Strategy and in the disclosures required by Item 9 of Form N-1A, under the heading Additional Information About the Fund’s Principal Strategies and Related Risks, under the subheading High Yield Bond Strategy, you requested the Registrant disclose whether it would principally invest in distressed, insolvent or defaulted issuers. If the Registrant will principally invest in the foregoing issuers, you requested additional disclosure related to the associated risks be included in the relevant sections of the Prospectus.

Response 10 – The Fund generally will not invest in distressed, insolvent or defaulted issuers. If a bond held by the Fund goes into default, the Fund may continue holding the defaulted bond if the Sub-Adviser believes it is in the best interests of the Fund to do so.

Comment 11 – In the Summary Prospectus, in the section entitled Principal Investment Strategies, under the subheading Senior Loan Strategy and in the disclosures required by Item 9 of Form N-1A, under the heading Additional Information About the Fund’s Principal Strategies and Related Risks, under the subheading Senior Loan Strategy, you requested the Registrant disclose whether it would originate loans, and if so, the underwriting standards that would be used in making lending decisions. You further requested the Registrant assess whether lender liability risk needs to be disclosed as a principal risk.

Response 11 – The Fund does not plan to originate loans. Senior loans purchased by the Fund will be originated by banks or other financial institutions and syndicated to other lenders.

Comment 12 — In the Summary Prospectus, in the section entitled Principal Investment Strategies, under the subheading Senior Loan Strategy and in the disclosures required by Item 9 of Form N-1A, under the heading Additional Information About the Fund’s Principal Strategies and Related Risks, under the subheading Senior Loan Strategy, the first sentence states that the strategy will invest primarily in senior loans and “other obligations”. You requested that the Registrant define these “other obligations” including the material characteristics and disclose any associated risks in the appropriate section of the Prospectus or statement of additional information.

Response 12 – The Fund expects to invest in senior loans and obligations with similar characteristics, such as certain high yield bonds. The disclosure has been revised to more specifically reference such other obligations.

Comment 13 – In the Summary Prospectus, in the section entitled Principal Investment Strategies, under the subheading Senior Loan Strategy and in the disclosures required by Item 9 of Form N-1A, under the heading Additional Information About the Fund’s Principal Strategies and Related Risks, under the subheading Senior Loan Strategy, the second paragraph in both sections states that the Fund will invest, in most instances, in the most senior level of the borrower’s capital structure and will typically be secured by a first priority interest in tangible and non-tangible assets. You requested that the Registrant disclose whether there is a limit as to the level of investments that would not meet the disclosed standard. Or stated another way, what percentage of the Fund’s assets might be invested in loans not represented by an interest in the most senior level of the borrower’s capital structure or secured by first-priority security interests.

Response 13 – While the Fund expects that the portion of its senior loan strategy that will be comprised of loans without first priority security interests will be relatively small, there is no fixed limit on such holdings. The disclosure has been revised accordingly.

Comment 14 –In the Summary Prospectus, in the section entitled Principal Investment Strategies, under the subheading Senior Loan Strategy and in the disclosures required by Item 9 of Form N-1A, under the heading Additional Information About the Fund’s Principal Strategies and Related Risks, under the subheading Senior Loan Strategy, in the third paragraph of both sections, reference is made to investing typically in term loans. You requested the Registrant disclose to what degree it may invest in other types of loans (such as not fully amortized loans, loans with balloon payments, negative amortized loans, etc.) and further provide any relevant risk disclosures regarding the various loan structures.

Response 14 – The Fund generally does not expect to invest in loans other than terms loans. The Registrant notes that most term loans for corporate issuers are structured with very limited amortization, so there is normally a balloon payment due at the end of the loan’s term.

Comment 15 – In the Summary Prospectus, in the section entitled Principal Investment Risks and in the disclosures required by Item 9 of Form N-1A, under the heading Additional Information About the Fund’s Principal Strategies and Related Risks, under the subheading The Fund’s Principal Investment Risks, you requested the Registrant include a risk disclosure regarding the Fund’s status as a new fund or the Fund’s limited history of operations.

Response 15 –The following disclosure has been included in the Summary Prospectus:

New Fund Risk. There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees, in consultation with the Adviser, may determine to liquidate the Fund.

The following paragraph has been added to the disclosures required by Item 9 of Form N-1A:

New Fund Risk. There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees, in consultation with the Adviser, may determine to liquidate the Fund. Liquidation can be initiated by the Board of Trustees without a shareholder vote and, while shareholder interests will be the paramount consideration, the timing of any liquidation may not be favorable to certain individual shareholders.

Comment 16 – In the Summary Prospectus, in the section entitled Principal Investment Risks and in the disclosures required by Item 9 of Form N-1A, under the heading Additional Information About the Fund’s Principal Strategies and Related Risks, under the subheading The Fund’s Principal Investment Risks, you requested that the Portfolio Turnover Risk disclosure be revised to state that distributions of income or capital resulting from short-term trading may be taxed at less favorable rates.

Response 16 – The requested changes have been made.

Comment 17 – In the Summary Prospectus, in the section entitled Principal Investment Risks and in the disclosures required by Item 9 of Form N-1A, under the heading Additional Information About the Fund’s Principal Strategies and Related Risks, under the subheading The Fund’s Principal Investment Risks, you requested that the Underlying Fund Risk disclosure be revised to indicate that underlying funds, not just closed-end funds, could trade at a discount to their net asset values and explain the significance of that possibility.

Response 17 – The requested changes have been made.

Comment 18 – In the Summary Prospectus, under the heading Tax Information, you requested that the Registrant include the information in Item 7 of Form N-1A regarding new funds intent to make distributions. Additionally you requested that the Registrant disclose information regarding tax-deferred accounts being taxable at the time a withdrawal is taken from the account.

Response 18 – The requested changes have been made.

Statement of Additional Information

Comment 19 – In the Statement of Additional Information, under the heading Investment Restrictions, under the subheading “Senior Securities”, in addition to the discussion about SEC segregation requirements generally, you requested the Registrant include specific reference to abiding by the terms and conditions of asset segregation described in Investment Company Act Release No. 10666 (Apr. 18, 1979) and the SEC No-Action Letters related thereto.

Response 19 – The requested change has been made.

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the proposed edits or responses to your comments, please feel free to contact me at 312.445.2251.

Regards,
/s/ Marc Collins
Marc Collins
General Counsel, RiverNorth Capital Management, LLC